Exhibit 99.1

FANHUA To Exchange Its 4.5% Stake in Puyi for 15.4% Stake in Puyi’s Wholly-owned Fund Sales Company

GUANGZHOU, China, December 22, 2023 (GLOBE NEWSWIRE) -- FANHUA Inc. (NASDAQ: FANH) (“FANHUA,” or the “Company”), a leading independent financial services provider in China, today announced that it entered into a share repurchase agreement with Puyi Inc. (Nasdaq: PUYI) (“Puyi”) on December 22, 2023, pursuant to which FANHUA agreed to transfer all of its 4.46% equity interests in Puyi, or 4,033,600 ordinary shares of Puyi, back to Puyi. Concurrently, a wholly-owned subsidiary of FANHUA entered into a share transfer agreement with Puyi to acquire 15.41% equity interests in FANHUA Puyi Fund Sales Co., Ltd. (“Puyi Fund”), a wholly-owned subsidiary of Puyi, in exchange of the aforementioned 4,033,600 ordinary shares of Puyi acquired by Puyi and an additional cash consideration of approximately RMB10.5 million. The transactions are expected to be completed before December 31, 2023, subject to customary closing conditions.

Upon completion of the transactions, FANHUA will cease to directly hold any equity interest in Puyi. The Company anticipates that the transactions will streamline its ownership structure in Puyi.

About Puyi Fund

Puyi Fund is a leading independent fund product distributor in China and holds a license for the distribution of fund products issued by the China Securities Regulatory Commission. It was established in 2010 as a joint venture between Puyi’s affiliate and FANHUA’s affiliate. FANHUA initially beneficially owned 19.5% equity interests in Puyi Fund, which was later diluted to 15.4%. In 2018, as part of Puyi’s corporate restructuring prior to its initial public offering, FANHUA exchange its 15.41% equity interests in Puyi Fund for 4,033,600 ordinary shares of Puyi.

About Puyi Inc.

Established in 2010 and listed on Nasdaq in 2019, Puyi Inc.(“Puyi”) is a comprehensive financial technology service group based on family financial asset allocation. It focuses on providing personalized wealth management services for emerging middle-class and affluent families, comprehensive support services for financial planners, and diversified financial services for institutional clients.

Puyi holds licenses for both securities and futures business and fund distribution. The Company has developed an industry-leading digital technology platform, connecting with over 100 fund companies nationwide, which supports end-to-end fund transactions for over 1,500 fund products offered by, as well as proprietary fund portfolio investment. Additionally, Puyi offers a comprehensive service ecosystem tailored for high-net-worth clients, including trust, tax, legal advisory services, as well as overseas asset allocation and education.

About FANHUA

Established in 1998, FANHUA is a leading comprehensive financial services provider in China, driven by digital technology and professional expertise, with a focus on delivering family asset allocation services throughout the entire lifecycle for individual clients, while also providing a one-stop support platform for individual agents and sales organizations.

As of September 30, 2023, the Company’s offline sales service network spans 31 provinces in China, comprising 673 sales service outlets, 91,098 agents, and more than 2,215 claims adjustors.Through proprietary technological tools such as “Lan Zhanggui”, “Fanhua Policy Custody System”, and “RONS DOP”, the Company is dedicated to supporting agents in providing convenient services to clients through technological means.

With an integrated online and offline approach, the Company has provided services to more than 12 million individual clients. For the nine months ended September 30, 2023, FANHUA facilitated RMB12.4 billion gross written premiums, with its net revenues reaching RMB2.6 billion, net income attributable to shareholders of RMB307.7 million and total assets of RMB4.0 billion.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about FANHUA and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and FANHUA undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although FANHUA believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by FANHUA is included in FANHUA’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

FANHUA Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@fanhgroup.com

Source: FANHUA Inc.